SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Egg Board Changes dated 31 January 2006


Embargo: 9.01am 31 January 2006



Appointment of Mark Nancarrow as Chief Executive of Egg and Kieran Coleman as Chief Financial Officer.

The Board of Prudential plc ("Prudential") notes the announcement made today by Egg plc concerning the departure of Paul Gratton, Egg Chief Executive, with effect from 20 February and the appointments, with immediate effect, of Mark Nancarrow as Chief Executive and Kieran Coleman as Chief Financial Officer.

Paul is committed to effect a comprehensive handover as well as completing the delisting process.

Nick Prettejohn, Chief Executive of Prudential's UK Insurance Operations, will have Prudential plc Board responsibility for the Egg Group and will also join the Egg Board.

Mark Nancarrow, 45, became Egg's CFO in May 2005 having previously served as the Egg Group Managing Director of Banking, from October 1999 and, since 2000, as Egg's Chief Operations Officer. Prior to joining Egg in 1998, Mark held senior positions at Midland Bank and Watson Wyatt Partners.

Kieran Coleman, 36, has been Finance Director of Egg since October 2004. Previously he was Group Financial Controller and Head of Investor Relations following Egg's IPO in 2000. Prior to joining Egg in 1996, he worked with Arthur Andersen in Dublin. He becomes Chief Financial Officer with immediate effect and joins the Board of Egg plc.

Mark Tucker, Group Chief Executive of Prudential, said:

"Mark's background and experience mean that he is well suited to lead Egg to the next stage in its development at this exciting time. Kieran has been an important part of the Egg team from its earliest days. They will both work with Nick to accelerate the capture of revenue opportunities and cost savings as our UK businesses work more closely together following the recent minority share buyback.

"At the same time, I would like to extend Prudential's thanks to Paul Gratton for his significant contribution since joining Prudential Banking in 1996. Paul has led Egg through a period of huge transformation to build an innovative, thriving and profitable online business. We wish him well for the future."

Mark Nancarrow said:

"I am delighted to take on the Chief Executive role at this exciting time in Egg's development. There is huge potential for Egg and Prudential's UK businesses through greater collaboration, as Prudential builds its offering in retail financial services. I am looking forward to working with Nick and the UK management team to deliver strong, profitable growth."




Paul Gratton said:

"Building Egg to become the successful business it is today has been an immense and rewarding challenge. However, with the acquisition of the minority and the proposed delisting of Egg presents an opportunity for Egg to have someone new at the helm.



"I would like to thank the excellent team that has worked with me over the past ten, exciting years and also all Egg People who have shown unstinting loyalty to me and the company in particular during the uncertainty of Egg's future over the past two years. Mark has been an integral part of Egg's success over the last eight years and has a great grasp of the business and its potential and I wish him every success as he takes over the reins."



                                    - ENDS -


Enquiries:


Media                                        Investors / analysts
Jon Bunn                    020 7548 3559    James Matthews        020 7548 3561
William Baldwin-Charles     020 7548 3719    Marina Novis          020 7548 3511


Notes to Editors


1. Biographies:


Mark Nancarrow


Mark Nancarrow became Egg's Chief Financial Officer in May 2005 having been Egg's Chief Operations Officer, accountable for its UK business, since 2000. He served as the Egg Group Managing Director of Banking, from October 1999. Prior to joining Egg in 1998, Mark held senior positions at Midland Bank and Watson Wyatt Partners. He holds a Degree in Law and Accountancy from Cardiff University.



Kieran Coleman



Kieran joined Prudential Banking plc in June 1996 and was appointed Financial Controller in January 1997. He successfully led the team working on the Egg IPO in June 2000 following which he became Group Financial Controller and Head of Investor Relations. In October 2004 Kieran was appointed Egg's Finance Director. Prior to joining Prudential he worked for Arthur Andersen in Dublin.



2. Egg



Prudential announced on 1 December 2005 the terms of a recommended offer for the whole of the issued and to be issued shares of Egg not already owned by Prudential Group, representing approximately 21.7 per cent of the existing issued share capital of Egg.



On 23 January 2006, Prudential announced that the Group's share ownership of Egg had risen to 95.7 per cent of the entire issued ordinary share capital and that it had applied to delist Egg from 20 February 2006.





*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP214 billion in assets under management, (as at 30 June 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 January 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations